INVEST IN **JURNY**

Leading hospitality into the age of AI and Automation. Solving a $1T Problem.



jurny.com Los Angeles CA

Technology | SaaS | Travel & Tourism | AI | Venture Backed

LEAD INVESTOR



Gary Abrams Co-Founder and Managing Partner at Preceptor Capital

Since the inception of Airbnb, Luca has been at the heart of the industry, gaining unique insights and witnessing its evolution firsthand. Quickly recognizing the rise of new technologies, he saw the opportunity for complete automation in hospitality. From Luca's roots as a property manager, utilizing software he developed for his own enterprise, he realized the market need for world-class software for the industry at large. This was the catalyst for launching Jurny. As one of the pioneers with this vision, Jurny has become a leader in bringing together cutting-edge technologies, including AI, and fusing them into an easy-to-use platform. Luca's visionary approach, industry knowledge, and passionate execution along with market need for robust and fully integrated property management software are the reasons I chose to invest in Jurny.

Invested $100,000 this round

Highlights

1. $5.5m seed round from top VC's; Mucker Capital, Okapi VC, Vitalize VC, Singularity Capital, SaaS VC.
2. Featured in Wall Street Journal, Fortune, Bloomberg, Entrepreneur, Business Insider, & Forbes.
3. 5x customer growth in the last 9 months.
4. $2.2M in contracted ARR with 100% user growth in the last month.
5. Onboarding reduced from 44 days to just one click.
6. Hotel + AirBnb hosts (US) spend over $355b each year in inefficiencies and operational costs, alone
7. 2,000+ units currently live on platform.

Our Team



Luca Zambello Founder & CEO

Serial entrepreneur and expert within the hospitality industry. Scaled several businesses into millions in revenue, including a hospitality management company to 300+ properties across 6 cities. Featured in Forbes, Entrepreneur, Bloomberg and more.



Vikki Li Chief Financial Officer

10+ years in financial reporting for established asset management companies such as Wilshire Associates and large scale startups. Strong track record in optimizing financial operations and management, backed by a Master's degree from Tulane University.



Giovanni Moretto Chief Technology Officer

16+ years experience in IT industry, ex-entrepreneur with Metide srl. Developed software for several Fortune 500 companies in Europe, like Vodafone and Ducati.



Gian Marco Ferrara Director of Artificial Intelligence and Machine Learning

An instrumental AI specialist with comprehensive command of GPT-4 and profound knowledge of Machine Learning. Developed predictive AI system for sports data analysis at Sportradar.



Svitlana Siklitska Director of Strategic Partnerships

Tech-savvy, with 13+ years of experience working and leading teams in the Saas Industry for large-scale hospitality companies such as RealPage (NASDAQ: RP), Kigo, and BookingPal.



Jason Lopez Senior Director of Business Development

2X co-founder specializing in the travel, tourism, and hospitality industries. Extensive experience in both startup environments and Fortune 500. 16+ years in sales and marketing, 7+ years successfully building, leading, and scaling SaaS companies.



Kevin Rohani Board Advisor

Former executive/managing director for leading hotels brands like SBE, Dream Hotel Group and Accor.



Alex Canter Board Advisor

CEO of Nextbite, online ordering management system for restaurants, for which he's raised $150m in venture funds.



Kevin Morris Board Advisor

Serial entrepreneur and former CFO of Miso Robotics where he managed raising over $85 million in equity from non-accredited and accredited investors.

jurny.

Hospitality Automation Powered by Connectivity & AI


jurny.
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SETTINGS
Properties
Website - Booking Engine
Setup
Promo Codes
Inquiries
14.555
41% more than last month
Bookings
753
38% more than last month
Revenues
14.555
5% more than last month
Reservations
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Guest
Property
Date
Status
Payment
Ilena Zic
Playa tortug...
08/18/2023 - 08...
Reserved
Paid
Pablo Ro...
Casa de la O...
04/29/2023 - 05...
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Paid
Nicole P...
CI Napoles - ...
06/03/2023 - 06...
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Unpaid
Francisc...
BBB BBB 2bd
06/23/2023 - 07...
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Latest inquiries
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Date
Property
Ilena Zic
08/18/2023 - 08/31/2023
Playa tortuga
Pablo Rodriguez
04/29/2023 - 05/06/2023
Casa de la O-CDO
Vanessa McLaren
06/03/2023 - 06/09/2023
CI Napoles
Ismael Torres
06/23/2023 - 07/02/2023
Park avenue
04/20/2023
Today's arrivals
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Guest
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Abbhinav Redy
04/20/2023
04/23/2023
Lauren Polito
04/20/2023
04/24/2023
Vanessa Mclean
04/20/2023
04/22/2023
Clockwork, LLP
Alisson Pits
04/20/2023
04/22/2023
Serge Naar
04/20/2023
04/23/2023
Ocean Dr. 202
04/20/2023
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Ana Paula Cun...
04/09/2023
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Mary Sparrow
04/12/2023
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Brexton 504
Rafa Rubio
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William Lutz
04/11/2023
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Mel Kathleen ...
04/10/2023
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Inquiries stats
AirBnb
Booking
Vrbo
Hopper
Expedia

The AI Revolution is coming and no one is ready for it

The impending AI revolution is set to reshape industries across the board, and the hospitality sector is no exception. However, for this industry to embrace the potential of AI, it requires the right infrastructure, which is not an overnight process. Implementing such infrastructure can take months, even years, especially for a historically slow-to-adopt industry like hospitality, and demands substantial financial investments, making it a challenging endeavor.



Time Investment
Cost Investment
1
Time spent sourcing multiple vendors and SaaS solutions.
Large initiation fees, often ranging from $1k - $10k.
2
Time spent keeping track of each individual solution.
Commitment to multiple contracts often lasting over a year, for large recurring fees.
3
Time spent trying to make each solution work with one another.
No guaranteed ROI from these solutions.

At the forefront of this revolution is **Jurny**, a trailblazing company that is the first to possess the necessary infrastructure to lead the charge. Jurny has already integrated the most advanced AI technology into its framework, positioning itself as a frontrunner in the race to bring AI into the hospitality realm.

Co-Founded in 2019 by Luca Zambello, Jurny is dedicated to revolutionizing the hospitality industry by making AI automation for property managers across the globe.



The hospitality industry is unprepared, and automations are not widely adopted.
Fragmented market
Too many solutions that don't work with one another.
High barrier to entry
Weeks of onbordings & a high ticket price for each solution.
Impossible to manage
Dozens of different dashboards and systems.
PMPs
Hostfully
Guesty
+579
Channel Manager
rentals united
BookingPal
+242
Real Time Monitoring
NoiseAware
MINUT
+129
Housekeeping & Maintenance
TurnoverBnB
breezeway
+116
Accounting Software
TESSA
sage
+109
Automated front desk w/ remote access control & code generation
operto
PointCentral
+82
AI Pricing Software
PriceLabs
Wheelhouse
+262
Online reputation tracker
Birdeye
broadly
+407
Automated guest screening
autohost
safely
+50
Guess Mobile app w/ smart access connectivity
stay
DACK
+135

Before Jurny, we managed a hospitality company responsible for over 300 units across five major US cities.

We know first hand the problems, challenges and inefficiencies property managers face.

Way too many solutions in the market and problems with multiple integrations create headaches for property managers. These problems include multiple onboarding sessions and high costs associated with each product with no centralized dashboard for keeping track of them. But most critically, these obstacles make it nearly impossible for an advanced AI system to streamline automations and access vital data for accurate decision-making and training.

The $1T problem that no one is looking at



More than 25 million guest rooms worldwide
60% of travelers like automated messaging & chat bot support
86% of hoteliers say the most important system for daily operations is their PMS
Hospitality is estimated to lose $2B+ in customer support errors alone
Hotels + Airbnb hosts in the US will spend $355B+ dollars on outdated operational costs this year, alone

Personal AI, ChatGPT and other cutting-edge AI models are radically reshaping the future of every industry and venture capitalists are pouring billions into AI startups to capitalize on this disruption

AI has the capability to streamline outdated hotel and inefficient Airbnb operations, with the potential to save trillions. However, the current lack of infrastructure and industry technology fragmentation will make AI accessible to only a selected few, giving them a massive competitive advantage. This is where Jurny sees a huge opportunity.

Introducing Jurny OS, an AI-enabled property management system

The first one-click, end-to-end property management system powered by industry leading AI.


One-dashboard
Industry leading tools
Automated
AI powered Tools
JurnyOS
Instant IOT
Connectivity
Centralized experience
for your Guests

Jurny provides users with an AI-powered PMS (Property Management System) that effortlessly automates operations for hosts, hotels and property managers in matters of clicks. Now, with Jurny OS, users can integrate and effortlessly manage software for bookings, cleanings, reviews management, customer service, dynamic pricing, and more -- all in one dashboard and all enhanced by the industry leading AI, Nia.

Through IoT connections, hosts can also control the smart devices within all of their units (locks, thermostats, sensors, etc.) and create automations for them.

And with our direct, in-depth integration with Airbnb, Booking.com and many more booking channels, hosts and property managers can manage all aspects of their listings and operations from within the PMS, including messaging, reservations, availability, pricing, reviews, cleanings, alterations, and seasonal discounts. Not only can they manage everything from a single platform, they can also fully automate all of those aspects with Nia.

Pushing the Boundaries of AI in Hospitality - Nia.

Meet Nia, Jurny's state-of-the-art artificial intelligence innovation that is transforming the landscape of the hospitality industry. Nia is not just an AI – it's a revolutionary system designed to address and overcome the complexities and inefficiencies that plague the hospitality sector.


NIA can do the talking on your behalf!


NIA is able to interact with your smart devices!
NIA communicates with multiple dashboard tools!
NIA can be tailored to your needs!
Meet NIA
NIA improves customer relations!
NIA grants you automated review management!
NIA can be integrated with different APIs!
NIA can provide localized suggestions!

At its core, Nia leverages a unique, vertically-integrated platform that unifies a myriad of tools and services under a single, intuitive dashboard. This allows for unprecedented control and automation of processes that have traditionally been fragmented and inefficient. From smart device troubleshooting and geolocation-based recommendations, to comprehensive API integrations for automated operations and IoT connectivity for smart device control, Nia does it all.

But what truly sets Nia apart is its ability to adapt and learn, offering each host the capability to customize the AI's responses and interactions to align with individual guest needs and property requirements. This level of customization and control is simply unparalleled in the industry.

Nia, in essence, represents the future of hospitality - a future where technology and human touch merge seamlessly to offer superior service and increased efficiency.

Our traction tells our growth story

200%
Projected annual revenue growth

$2.2M
Annual recurring revenue

5X
Customer Growth
(Less than 9 months)


Grew 82% in the past 2 quarters and approaching break even!
$2M+ Contracted ARR
4000000
3500000
3000000
2500000
2000000
1500000
1000000
500000
$550K in new contracted ARR
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Booked ARR
Billed ARR

Future projections cannot be guaranteed. Note: chart is cumulative, and discusses contracted ARR, which differs from the revenue shown in our GAAP financial statements.

With 200% revenue growth, $2.2M annual recurring revenue booked and on track to achieve breakeven, Jurny is just getting started.

Our target of 1400 units by Q1 2023 was achieved, and now, it's time to scale.


Number of live listings on Jurny's platform
6000
5000
4000
3000
2000
1000
500
0
MVP Launch
Jurny OS Launch
Jurny OS 2.0 Launch
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023

Future projections cannot be guaranteed.

Customers love us because Jurny makes their lives better

We moved from Beta (prototype) to our ready-for-market product release in Q3 of 2022. This upgrade created a 10X efficiency in the Jurny customer experience from a time, savings and value perspective.

Jennifer D.
Owner
Consumer Services, Self-employed
Used the software for: 2+ years

Overall Rating ★★★★★ 5.0

Pros: Jurny takes care of everything from listing the property on various platforms to managing bookings and communicating with guests. Ensures that the property is cleaned and maintained to a high standard between each guest.Jurny provides 24/7 customer service to both property owners and guests, ensuring that any issues are resolved quickly and efficiently.



Alexander E. in
CEO
Hospitality, 1-10 employees
Used the software for: 6-12 months

★★★★★ 5.0

Pros: The system is almost entirely turnkey. We were able to quickly integrate Jurny into our properties and since doing so we are saving countless hours every day. Among other things, guest also seem to love using the app, which is extremely beneficial as it contributes to an overall positive stay.

Marie F.
Guest Experience Agent
Hospitality, 51-200 employees
Used the software for: Less than 6 months

Overall Rating ★★★★★ 5.0

Pros: I like the reservation search system the most. It is very easy to keep track of the reservations.Jurny also has this messaging system that allows to respond to different platform without logging in to the different account. Very convenient.

Verified Reviewer in
Logistics and Supply Chain, 11-50 employees
Used the software for: 2+ years

Overall Rating ★★★★★ 5.0

Pros: One of the things that I appreciate most about Jurny is their attention to detail. From the moment you book your stay, you can expect to receive personalized attention and support from their team of experts. They go above and beyond to make sure that every guest is comfortable and satisfied with their stay.

We're consistently growing in the right direction.



3.5X
Units growth
Grew from 400 to 1400 units in nine (9) months

66%
Paid Customer CAC Reduction
Cost of user acquisition was reduced from $2463 to $822

116%
Improved Paid Customer CAC to LTV ratio
11.93 CAC/LTV ratio was improved to 26.35 CAC/LTV ratio

44X
Time reduction to onboard
Onboarding time was reduced from 44 days to one day with the new product launch

99%
Reduction in company resources needed
Since the launch of the produtcm, onboarding time was reduced from 44 days to one day

2X
IAI-models improvement
Improved from 44% to 83% accuracy as of 4/30/23. Continued improvement in our AI-models will cross 92% by Q3,23

Our clients are saving more time and money as a result of our technology/IP innovations and the integration of AI into our product offerings. Our platform harnesses the power of AI and automation to simplify daily tasks, optimize resources, and streamline operations, ultimately leading to enhanced guest experiences and increased revenue for our clients. By choosing Jurny, property managers already save an average of $2,200 per year, per property on software costs alone, and decrease labor costs by an estimated $7,400 per year, per property. Additionally, Nia is able to manage over 90% of guest communication, surpassing traditional customer service with ease and precision and reducing customer service costs by up to 30%.

Our SaaS billing model is set to take off

Basics

Monthly starting cost per unit

Free

- Property Management System
- Airbnb Connect
- Guest Mobile App
- Nia AI

Free Now

Plus

Monthly starting cost per unit

$29

- Property Management System
- Airbnb Connect
- Channel Management
- Guest Mobile App
- Nia AI
- Website Booking Engine
- IoT Hub

Book a demo | Signup now

Pro

Monthly starting cost per unit

$69

- Property Management System
- Airbnb Connect
- Channel Management
- Guest Mobile App
- Nia AI Advance
- Website Booking Engine
- IoT Hub
- Review Tracker
- Dynamic Pricing by Wheelhouse
- Guest Screening by Autohost
- Cleaning Management by Breezeway

Book a demo | Signup now

Enterprise

Monthly starting cost (10+ Units Only)

Custom

- Property Management System
- Airbnb Connect
- Channel Management
- Guest Mobile App
- Nia AI Advance
- Website Booking Engine

Inquire

Pro +

Monthly starting cost per unit

6% to 10% of Total Revenue

- Revenue Management
- 24/7 Guest Support
- Automated Accounting Managment
- Review Management
- Listing Optimization
- All Software Access

Book a demo | Inquire

Because our solutions makes property managers' lives easier

Jurny Case Study

Current Challenges

- Disparate Tech Stack (avg. 2-4 solutions)
- Costly Expensive ($40+ per property/unit) Lengthy Onboarding (~ 12 weeks)
- Outperformed by Professional Hosts (capturing less bookings)
- Low Business Impact (Current solutions don't solve the problem, they ARE the problem)

Jurny Solutions

- Unified Tech Stack
- Free
- One-Click Onboarding
- Level Playing Field
- High Business Impact



OBJECTIVES

Hosts aim to manage their properties with efficiency and ease, maintaining exceptional guest service. With Jurny's innovative, AI-driven technology, hosts automate complex operations, streamline property management tasks, and enhance the guest experience. This use of Jurny ultimately seeks to redefine successful and efficient hosting, transforming the host's Airbnb business and setting a new standard in the industry.

SOLUTIONS

Unified Tech Stack
The average Professional Host has 3-4 vendors in their tech stack. This creates disparate systems where data is siloed in different areas. Jurny's breaks the mold.

Free
No risk with zero upfront cost, no commitment, and FREE to use, removing the barriers to entry for hosts of all sizes.

One-Click Onboarding
The average onboarding takes 12 weeks. With Jurny's one- click onboarding, hosts can start seeing value in minutes not months.

Level Playing Field
90% of Airbnb hosts are individual hosts, yet professional hosts capture over 30% of booking demand on average. Jurny levels the playing field, allowing individual hosts to outpace professional hosts.

High Business Impact
Current solutions don't solve the problem, they ARE the problem. Jurny enables hosts to automate 90% of tasks and leverage best-in-class generative AI in their daily operations for free, allowing for more revenue in less time spent managing the business.

We've already proven we can acquire customers profitably

PLG

- Free PMS
- Demand Generation
- Activation, Expansion, Renewals

Partnerships

- Unique Approach
- Close Partnerships
- Co-Marketing
- Mutual Referral Pipeline

Top-Down

- Elite sales team
- Targeted/Enterprise Accounts
- Account Based Marketing (ABM)
- Inbound & Outbound

Customer Value and LTV

- ACV - $8,900
- LTV - $17,800

And we've shown the world how Jurny removes all barriers to entry

Jurny 2.0 vs Top Competitors

	jurny.	Guesty	Hostfully	Hostaway	TRACK
Onboarding Time	Immediate / Self onboarding	Weeks / staff needed to onboard	Weeks / staff needed to onboard	Weeks / staff needed to onboard	Weeks / staff needed to onboard
Embedded All-In One Dashboard 3rd Party Systems	Yes	No Weeks / staff needed for each solution	No Weeks / staff needed for each solution	No Weeks / staff needed for each solution	No Weeks / staff needed for each solution
Native Access Control System and IOT Hub	Yes	No	No	No	No
Fully AI Powered Platform	Yes	No	No	No	No
Starting Monthly Cost	Free	$250+	$109+	$100+	$1,000+
Onboarding Fee	Free	$1,400	$500	$400	$1,800*
Value for Cost	Very High	Medium	Good	Good	Low

Jurny stands out from the crowd by removing all barriers to entry with our one-click onboarding, all-in-one dashboard for 3rd party systems, IoT Hub, advanced AI assistant and GPT-4 powered toolset, and our FREE starting monthly cost. Positioning Jurny as a unique solution with an unmatched competitive advantage.

MVP (Q1 2019)
First concept of the product was developed and began internal testing

JurnyOS 1.0 (Q3 2022)
Gives hosts a turn-key operating system for short-term rental/vacation rental management for the first time

JurnyOS 2.0 (Q2 2023)
Offers new PMS FREE for hosts and levels the playing field for hosts of all sizes (small, medium and large).

Nia (Q2 2023)
Full release of proprietary AI toolset and massive improvements of our AI, Nia.

Seam (Q2 2023)
With our industry-leading Seam integration, customers can now integrate the majority of their locks directly within the Jurny IOT Hub in minutes

Vrbo (Q3 2023)
The most powerful direct connection/integration system (already includes Airbnb)

Turno (Q3 2023)
Industry leading housekeeping & maintenance app, directly embedded in JurnyOS and is now included for FREE

Booking.com (Q4 2023)
The most powerful direct connection/integration

We are thrilled to announce significant enhancements to our Nia and Nia FAQ! Thanks to your invaluable feedback, we've been able to supercharge Nia, and the feedback has been nothing short of stellar.

As of our latest update released yesterday, a properly filled FAQ now boasts Nia to an astonishing 640% increase in accuracy. This is a giant leap forward in our commitment to providing customers with the most advanced AI in hospitality.

Since the launch of our MVP in 2019, we've quickly grown to include deep integrations with Airbnb, Zapier, Turno, GPT-4, Smart Things, and many other major softwares to further position Jurny as a leader in the industry.

And the world is taking notice

Bloomberg WSJ Forbes yahoo! finance
Entrepreneur BUSINESS INSIDER Skift


Press
Jurny was featured as an AI industry disruptor in major publication such as Bloomberg, Forbes, Yahoo Finance, Entrepreneur and Skift.

We've been featured as an AI industry disruptor in major publications such as Bloomberg, Forbes, WSJ, Entrepreneur, Business Insider, Skift and Yahoo Finance for our innovative use of AI within hospitality tech.

The Jurny Team


Luca Zambello
CEO & Founder
Vikki Li
Chief Financial Officer
Giovanni Moretto
Chief Technology Officer
Gian Marco
Director of AI and Machine Learning
Jason Lopez
Senior Director of Business Development
Svitlana Siklitska
Director of Strategic Partnership
Kevin Rohani
Board Advisor
Alex Canter
Board Advisor
Executives and Managers coming from industry leading companies
ebay
vodafone
Tripadvisor
ACCOR
avantio
MERIDIEN
NICHE
BookingPal
OAKWOOD
MELIÃ
EUROSTARS HOTELS
sbe
nextbite
AYRES HOTELS
Chateau Marmont
HOTEL DEL CORONADO
TURNKEY VACATION RENTALS
Sonder
KIGO
WESTIN

Our expert team's combined experience across big-tech and major hospitality companies perfectly primes us with the relevant knowledge and expertise to develop and scale Jurny's offerings.

Why invest in Jurny?

Today's leading VC's have invested in Jurny:


Mucker
honey
DOORVEST
TaskRabbit
Okapi VC
CROWDSTRIKE
WHITEFOX
GrowthHackers
SaaS VC
helpr
HUNTRESS
ataata
Vitalize VC
WeeCare
OOO.
CLOUDEAGLE
Singularity Capital
POLLY
MOZAIQ
nevoa

And, we are immensely proud to acknowledge that several of our investors are also Jurny users. It's this user community, intertwined with the retail investment sector, that has truly propelled us to our current position. Without our customers' enduring support, Jurny's success would remain a distant dream.

In recognition of this invaluable contribution, we are excited to offer our customers an opportunity to participate in our growth. We believe in creating a win-win situation, where you, our customers, can share in our success.

In line with this commitment, we're offering the same investment terms to our customers that our VCs have enjoyed in this round. We firmly believe that every investor, regardless of their background, should have access to the same opportunities as VCs and professional angels.

This is more than just an investment opportunity; it's our chance to continue crafting our vision collectively. Join us on this journey, share in our growth, and let's redefine success together.



Investor testimonial

John Waller
Partner at Okapi Venture Capital

"Being an investor in Jurny from the start, it's been exciting to see them evolve into a key player in the hospitality sector. Their forward-thinking approach and dedication to innovation are positioning Jurny as a leader in this technology-driven transformation.

We are proud to support Jurny's mission and eagerly anticipate their continued success in reshaping the hospitality landscape."



Investor testimonial

Gale Wilkinson
Managing Partner at VITALIZE

"VITALIZE Venture Capital participated in Jurny's pre-seed round in 2019 and have been close with the founder Luca as he built what is an amazing product to solve short-term rental & hotel guest operations.

We subsequently followed on in the company's 2021 round and continue to be bullish on the team, the market, and the product. The company has recently hit the $2M ARR milestone and is poised now for strong growth. We look forward to continue to support Jurny as they work to become one of the key technology products within property and guest management."

Use of proceeds and how we'll put your investment to work

Join us, as Jurny grows and becomes the gold standard AI-based technology for property managers.


70%
Growth
• Increase our outreach strategies
• Triple our digital marketing spend
• Launch an influencer campaign + digital promotion of UGC
• Push of the freemium product
• Increase awareness
70%
30%
30%
Product development
• Continue roadmap development
• Improve existing product and UI/UX based on customers feedback
• Assist and support special customers needs
• Develop new partnerships and integrations to ensure our product remains the most relevant

We're raising money to accelerate our growth and continue with our product development. As our technology evolves, we are able to continuously reduce our operational costs, allowing us to increase our profit margin and offer a better product.

We also plan to greatly increase our marketing and outreach strategies, while simultaneously continuing to develop the features on our roadmap, so that we can build Jurny into the ultimate one-stop-destination for hosts and hotels.

It's worth mentioning that we've been told we could raise at a valuation at least double the listed price for this round given that AI technology and software companies consistently raise at 15-50X contracted revenues, but we chose to price this round conservatively.

Guesty and Hostaway, our competitors in the hospitality industry, have recently raised $170M and $175M (respectively) at valuations speculated to be upwards of $600M.

We chose to raise at our current valuation because the retail investor community is near and dear to us, and we know that pricing conservatively will create more meaningful upside for each investor. As management, we've taken businesses to exit several times and have learned plenty of lessons along the way, and know that being conservative now will allow for stability and more impact in the future.


jurny
INVEST
TODAY!